UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BELLUS HEALTH INC.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

07987C204
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 07987C204	SCHEDULE 13G	Page 2 of 5

1	NAME OF REPORTING PERSON Fonds de solidarité des travailleurs du Québec (F.T.Q.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP N/A	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Montreal (Quebec) Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 472,532 Common Shares
	6	SHARED VOTING POWER N/A
	7	SOLE DISPOSITIVE POWER 472,532 Common Shares
	8	SHARED DISPOSITIVE POWER N/A
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 472,532 Common Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8%
12	TYPE OF REPORTING PERSON IV

CUSIP No. 07987C204	SCHEDULE 13G	Page 3 of 5

Item 1.	(a)	Name of Issuer:

Bellus Health Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

275 Armand-Frappier Boulevard Laval, Quebec, CANADA H7V 4A7

Item 2.	(a)	Names of Person Filing:

Fonds de solidarité des travailleurs du Québec (F.T.Q.)

	(b)	Address of Principal Business Office:

545, Cremazie Blvd. East, Suite 200 Montreal, Quebec, CANADA H2M 2W4

	(c)	Citizenship:

See row 4 of cover page.

	(d)	Title of Class of Securities:

Common Shares

	(e)	CUSIP Number:

07987C204

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4.	Ownership.

The percentage ownership interest is determined based on 60,448,472 Common Shares outstanding as of September 30, 2020, as reported in the Company’s Form 6-K filed with the U.S. Securities and Exchange Commission on November 11, 2020.

(a)	Amount beneficially owned:

See row 9 of cover page.

(b)	Percent of class:

See row 11 of cover page.

CUSIP No. 07987C204	SCHEDULE 13G	Page 4 of 5

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See row 5 of cover page.

(ii)	Shared power to vote or to direct the vote:

See row 6 of cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See row 7 of cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See row 8 of cover page.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following. ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

N/A

Item 8.	Identification and Classification of Members of the Group:

N/A

Item 9.	Notification of Dissolution of Group:

N/A

Item 10.	Certification

N/A

CUSIP No. 07987C204	SCHEDULE 13G	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 11, 2021.

Fonds de solidarité des travailleurs du Québec (F.T.Q.)

By:	/s/ Liette Leduc
Liette Leduc Senior Director – Legal Affairs